22006615

SEC Mail Processing Section
FEB 23 2022
Washington DC
413

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-50798

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BFP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Six CityPlace Drive, Suite 400
(No. and Street)

St. Louis	Missouri	63141
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel F. Nickel	(314) 729-2237	dan.nickel@benefitfinance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anders Minkler Huber & Helm LLP
(Name – if individual, state last, first, and middle name)

800 Market Street, Suite 500	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

1/25/2005	2100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BFP Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN M. FLETCHER Notary Public Commission # 14433204 St. Louis County Notary Seal STATE OF MISSOURI My Commission Expires 06-06-2022

Signature:

Title:
President and Chief Compliance Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BFP SECURITIES, LLC

FINANCIAL STATEMENTS WITH SUPPLEMENTAL SCHEDULES AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

TABLE OF CONTENTS

ANDERS
CPAs + ADVISORS

SEC
Mail Processing
Section

FEB 23 2022

Washington DC
413

Independent Registered Public Accounting Firm's Report

Member
BFP Securities, LLC
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BFP Securities, LLC (a Missouri limited liability company) as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BFP Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BFP Securities, LLC's management. Our responsibility is to express an opinion on BFP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BFP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Auditor's Report on Supplemental Information

The Schedule 1: Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BFP Securities, LLC's financial statements. The supplemental information is the responsibility of BFP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1: Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as BFP Securities, LLC's auditor since 2005.

Saint Louis, Missouri

February 17, 2022

BFP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Current Assets		
Cash and cash equivalents	$	1,966,308
Wholesaler compensation receivable		406,621
Prepaid FINRA renewal fees		18,554
FINRA deposits		3,428
Prepaid commission expense		244,608
Total Current Assets	**$**	**2,639,519**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	2,915
Accrued commission expense		175,259
Total Current Liabilities		178,174
Member's Equity		2,461,345
Total Liabilities and Member's Equity	**$**	**2,639,519**

See notes to financial statements

BFP SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

Revenue		
Fee income	$	5,837,729
Interest income		235
Total Revenue		5,837,964
Expenses		
Office services		120,000
Professional fees		63,630
Commissions		1,938,452
Placement costs		346,891
Licensing		27,001
Total Expenses		2,495,974
Net Income	$	3,341,990

See notes to financial statements

BFP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2021

December 31, 2020	$	2,619,355
Net Income		3,341,990
Distributions		(3,500,000)
December 31, 2021	**$**	**2,461,345**

See notes to financial statements

BFP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities		
Net income	$	3,341,990
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of prepaid commissions		63,473
Change in assets - (increase) decrease		
Wholesaler compensation receivable		(9,084)
Prepaid expenses		10,000
Prepaid FINRA renewal fees		358
FINRA deposits		50
Prepaid commission expense		(46,367)
Change in liabilities - increase (decrease)		
Accounts payable		2,915
Accrued commission expense		(14,736)
Due to other vendors		(2,860)
Net Cash Provided by Operating Activities		3,345,739
Cash Flows from Financing Activities		
Distributions to member		(3,500,000)
Net Cash Used by Financing Activities		(3,500,000)
Net Decrease in Cash and Cash Equivalents		(154,261)
Cash and Cash Equivalents - Beginning of Period		2,120,569
Cash and Cash Equivalents - End of Period	**$**	**1,966,308**

See notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BFP Securities, LLC (the "Company") is a limited liability company formed in 2000 under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC ("Benefit Finance Partners"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer distributing public and private variable insurance contracts. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of the Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

Use of Estimates in Financial Statements

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The Company adopted "FASC 820, Fair Value Measurements", which defines fair value, established a framework for measuring fair value in GAAP, and expands disclosures about fair value investments. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. Carrying amounts of certain financial instruments such as cash and cash equivalents and receivables approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Wholesaler Compensation Receivable

Wholesaler compensation receivables are uncollateralized customer obligations due under normal trade terms.

The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of accounts receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated accounts receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers accounts receivable to be fully collectible.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and receivables. The Company maintains its cash primarily with two financial institutions. Deposits in non-interest-bearing accounts at these banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). Deposits in interest bearing accounts are insured by the FDIC up to $250,000. At December 31, 2021, there were two cash balances totaling $1,466,307 in excess of federally insured limits at the banks. The Company performs ongoing credit evaluations of its customers, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at December 31, 2021.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to members' equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company's revenues, which consists of wholesaler compensation fees, is calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer. Commissions are calculated as a percentage of the policies when sold and are fixed and determinable at that time. The asset-based charges are calculated on asset-based basis points based upon daily valuation of the underlying assets until settled at actual amounts. Certain wholesaler compensation fees earned by the Company are remitted by the payer to an affiliate, and the expense related to such items is recorded as placement costs. Agreements with selling groups are multi-year contracts. The income is recognized as revenue in the respective months or which these fees relate.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company recognizes such costs as incurred.

Commission Expense

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most commissions incurred on a straight-line basis over a seven-year period, rather than fully expensing the commissions as paid to retail broker-dealers. The amortization period is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers. Commissions, which are not capitalized, are expensed as incurred.

Income Taxes

The Company is formed as a single-member limited liability company and as such its operations are included in Benefit Finance Partners' tax returns. Earnings are included in the personal tax returns of the members. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2018. As of and for the year ended December 31, 2021, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,788,134, which was $1,776,256 in excess of its required net capital of $11,878. The Company's net capital ratio was .09964242 to 1.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company and Benefit Finance Securities, LLC ("BFS"), a wholly-owned subsidiary of Bancorp Services, LLC, a 50 percent member of Benefit Finance Partners, are related by common ownership.

For the year ended December 31, 2021, the Company paid commissions to BFS of $1,556,733.

For the year ended December 31, 2021, the Company recorded wholesaler compensation from an affiliate of $3,811,522.

Sales commissions, plan administration fees, and other advances may be due to and receivable from BFS and Benefit Finance Partners. The Company had $138,666 due to BFS at December 31, 2021. The Company had an additional related party receivable totaling $183,344.

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company and, pursuant to an Occupancy and Services Agreement, charges the Company a management fee of $10,000 per month for these costs. Expenses under the agreement totaled $120,000 for the years ended December 31, 2021. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses and, if necessary, modifies the monthly charge.

NOTE 4 RISKS AND UNCERTAINTIES

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. Also, a large part of the Company's customer base consists of companies in the banking industry. Economic difficulties by customers could lead to the surrender of existing insurance contracts and the resulting recognition of surrender charges. It is not currently possible for the Company to determine the likelihood or potential impact of the above uncertainties.

Revenue from two customers was approximately 100 percent of the Company's revenue for the year ended December 31, 2021.

Receivable concentration for two customers makes up approximately 100 percent of the Company's receivables for the year ended December 31, 2021.

NOTE 5 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2022, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

BFP SECURITIES, LLC
Schedule 1
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2021

Net Capital		
Total Member's Equity	$	2,461,345
Total Capital and Allowable Subordinate Borrowings		2,461,345
Deductions and/or Charges		
Non-allowable assets		
Wholesaler compensation receivable		406,621
Prepaid FINRA renewal expense		18,554
FINRA deposits		3,428
Prepaid commission expense		244,608
Total Deductions and/or Charges		673,211
Net Capital	$	1,788,134
Aggregate Indebtedness	$	178,174
Capital Requirements		
Minimum capital requirements (based on aggregate indebtedness)	$	11,878
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of above)		11,878
Excess net capital		1,776,256
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	1,770,317
Ratio of Aggregate Indebtedness to Net Capital		.09964242 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

BFP SECURITIES, LLC
SCHEDULE 2
EXEMPTION REPORT

BFP Securities, LLC (the "Company") is a registered broker-dealer to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provision in 17 C.F.R. section 240.15c3-3(k)(1) throughout the year without exception.

BFP Securities, LLC

I, Daniel F. Nickel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Title: President and CCO

February 17, 2022

ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
BFP Securities, LLC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2: Exemption Report, in which (1) BFP Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which BFP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (1) (the "exemption provision") and (2) BFP Securities, LLC stated that BFP Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. BFP Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BFP Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

Saint Louis, Missouri

February 17, 2022